MAURA ABELN SMITH	INTERNATIONAL PLACE III
SENIOR VICE PRESIDENT, GENERAL COUNSEL	6400 POPLAR AVENUE
& CORPORATE SECRETARY	MEMPHIS, TN 38197

T 901-419-3829
F 901-214-1248
maura.abelnsmith@ipaper.com

November 29, 2007

VIA Facsimile and EDGAR Correspondence

Mr. Stephen G. Krikorian

Accounting Branch Chief

Division of Corporation Finance

Room 4561

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	International Paper Company

Form 10-K for Fiscal Year Ended December 31, 2006

File No. 1-03157

Dear Mr. Krikorian:

On behalf of International Paper Company (the “Company”), I am responding to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter, dated November 20, 2007 (the “Comment Letter”) relating to the above captioned Form 10-K (the “2006 Form 10-K”). The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, I have reproduced the text of the Staff’s comments in bold below.

The Company is filing this response letter via EDGAR submission in addition to providing you with a facsimile copy of the submission.

In response to the Staff’s comments set forth in the Comment Letter, the Company proposes to modify its disclosures described in the Company responses below, prospectively, beginning with the Company’s Annual Report on Form 10-K for its 2007 fiscal year. The revised disclosure is set forth in italics and underlined.

Questions and Company Responses:

Question 1. We note your response to comment no. 1 of our letter dated October 11, 2007 and have the following comment. The footnote (b) to the table should state “… debt obligations payable to non-consolidated variable interest entities…” instead of “…debt obligations borrowed from non-consolidated variable interest entities…” This

Mr. Stephen B. Krikorian

November 29, 2007

revision will clarify the statement as well as having consistent disclosure with your statement below the long-term debt footnote.

The Company will modify footnote (b) to the contractual obligations table to indicate that the obligations “represent debt obligations payable to non-consolidated variable interest entities” (Page 33 of 2006 Form 10-K) as the Staff has requested.

Question 2. We note your response to comment no. 2 of our letter dated October 11, 2007 illustrates the revisions that will be made to your footnote disclosures. The parenthetical references to the non-cash activities should include the amounts to clearly associate the amount of the activity with the non-cash disclosures. Alternatively, a table might be added to this footnote that summarizes the non-cash investing and financing activities. The presentation in a table format will aid the reader in better understanding the impact of the transaction on your statement of cash flows and will improve the clarity of your disclosures for the monetization transaction. See Example 1 in paragraph 130 of SFAS 95.

The Company will modify Note 8, Variable Interest Entities and Preferred Securities of Subsidiaries (Page 67 of 2006 Form 10-K) to include the dollar amounts of the noncash activities as italicized and underlined below:

NOTE 8 VARIABLE INTEREST ENTITIES AND PREFERRED SECURITIES OF SUBSIDIARIES

Variable Interest Entities:

In connection with the 2006 sale of approximately 5.6 million acres of forestlands, International Paper received installment notes (the Timber Notes) totaling approximately $4.8 billion (a noncash adjustment to net earnings included in operating activities in the consolidated statement of cash flows under the caption “Gain on sale of forestlands”). The Timber Notes, which do not require principal payments prior to their August 2016 maturity, are supported by irrevocable letters of credit obtained by the buyers of the forestlands. During the 2006 fourth quarter, International Paper contributed the Timber Notes to newly formed entities (the Borrower Entities) in exchange for Class A and Class B interests in these entities (a $4.8 billion noncash investing activity). Subsequently, International Paper contributed its $200 million Class A interests in the Borrower Entities, along with approximately $400 million of International Paper promissory notes, to other newly formed entities (the Investor Entities) in exchange for Class A and Class B interests in these entities and simultaneously sold its Class A membership interest in the Investor Entities to a third party investor (a $600 million noncash investing activity, and a $200 million cash financing activity included in the consolidated statement of cash flows in the caption “Issuance of debt”). As a result, at December 31, 2006, International Paper holds Class B interests in the Borrower Entities and Class B interests in the Investor entities valued at approximately $5.0 billion. International Paper has no obligation to make any further capital contributions to these entities. Based on an analysis of these entities under the provisions of FIN 46(R), International Paper determined that it is not the primary beneficiary of these newly formed entities, and therefore, should not consolidate its investments in these entities.

Mr. Stephen B. Krikorian

November 29, 2007

Also during 2006, the Borrower entities acquired approximately $4.8 billion of International Paper debt obligations for cash (a cash financing activity included in the consolidated statement of cash flows), resulting in a total of approximately $5.2 billion of International Paper debt obligations held by the Borrower and Investor entities at December 31, 2006. The various agreements entered into in connection with these transactions provide that International Paper has, and International Paper intends to affect, a legal right to offset its obligation under these debt instruments with its investments in the entities. Accordingly for financial reporting purposes, as allowed under the provisions of FASB Interpretation No. 39, International Paper has offset $5.0 billion of Class B interests in the entities against $5.0 billion of International Paper debt obligations held by these entities. The remaining $200 million of debt obligations is included in floating rate notes due 2007 – 2016 in the summary of long-term debt in Note 12.

*        *        *

In addition, to the Staff’s request for responses in connection with the Comment Letter, I, on behalf of the Company, provide the following acknowledgement:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

I hope the responses set forth in this Comment Letter address the Staff’s comments relating to disclosure contained in the Company’s 2006 Form 10-K. Should the Staff have any further questions regarding the Company’s proposed disclosure or require further clarification, we would be pleased to discuss this matter with you at your convenience. Please do not hesitate to contact me at my office ((901) 419-3829). Thank you again for your time, consideration, and patience.

Sincerely,

/s/ Maura A. Smith
Maura A. Smith
Senior Vice President, General Counsel and Corporate Secretary